CHINYE & COMPANY, PA Certified Public Accountants
1525 N.W. 167th Street · Suite 330 · Miami, FL 33169
Tel: (305) 625-9464 · Fax: (305) 625-3434
website: www.chinye.com · e-mail: info@chinye.com

November 26, 2004

Mr. Gus Cervera
Jefferson Capital Interests, Inc.
4355 12th Street, NE
Naples, FL 34120

Re: SEC Comment Letter Dated November 12, 2004

Dear Mr. Cervera:

As per Comment 53, the date of our resignation was June 1, 2004.

Additionally, the report issued by us on the audited financial statements as of December 31, 2003 and for the period from December 26, 2002 (inception) to December 31, 2003 contained an unqualified opinion.

Furthermore, we agree with all revised disclosures for the above indicated period.

Please contact us with any further questions.

Very truly yours, BY: /S/ Chinye & Company, CPA, PA. —————————————— Chinye & Company, CPA, PA.